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Exhibit 99.3

Q2 — 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Three Months and Six Months Ended June 30, 2005 and June 30, 2004

(Unaudited)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

TABLE OF CONTENTS

Page
OVERVIEW OF THE BUSINESS	4-5
CONSOLIDATED RESULTS OF OPERATIONS	6-7
SUMMARY OF QUARTERLY RESULTS	8
PRIMARY BUSINESS PERFORMANCE	9-21
Broadcast	9-12
Motion Picture Distribution	12-17
Entertainment	18-21
Corporate and Other	21
OTHER STATEMENT OF EARNINGS ITEMS	21-23
LIQUIDITY AND CAPITAL RESOURCES	23-25
SUBSEQUENT EVENTS	25
RELATED PARTY TRANSACTIONS	25
OUTSTANDING SHARES	25
OFF BALANCE SHEET ARRANGEMENTS	25
MARKET RISK	26
CRITICAL ACCOUNTING POLICIES AND ESTIMATES	26
ACCOUNTING CHANGES AND RECENT ACCOUNTING PRONOUNCEMENTS	26-29
FINANCIAL INSTRUMENTS	29
INDUSTRY RISK AND UNCERTAINTIES	29
USE OF NON-GAAP FINANCIAL MEASURES	29-33

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        Management's discussion and analysis of the financial position and results of operations is prepared at August 11, 2005, and should be read in conjunction with the accompanying unaudited interim consolidated financial statements and the notes therein.

        This report covers the six-month period from January 1, 2005 through June 30, 2005, representing the first two quarters of the current fiscal year from January 1, 2005 through December 31, 2005, referred to as Fiscal 2005. This Management's Discussion and Analysis of Financial Condition and Results of Operations compares the three and six months ended June 30, 2005 with the three and six months ended June 30, 2004.

        This discussion contains forward-looking statements. Forward-looking statements are subject by their nature to risks and uncertainties, and actual results, actions or events could differ materially from those set forth in this discussion. The forward-looking information contained herein is current only as at the date of this document. There should not be an expectation that such information will in all circumstances be updated, supplemented or revised whether as a result of new information, changing circumstances, future events or otherwise.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of the Business

        The Company's principal business activities are Broadcasting, Motion Picture Distribution and Entertainment. Over the past few years, the Company has transformed itself into a streamlined, broadcast-driven company, by investing in and growing its broadcast business and reducing the amount of capital and other resources devoted to production and other related activities.

        The Company's focus on debt reduction has resulted in an improved capital structure. This has been achieved through several key initiatives including the exit of the capital-intensive production business (with the exception of the CSI franchise), monetizing a 49% interest in the Company's motion picture distribution operations and re-financing substantially all of its existing credit facilities on superior terms, resulting in a significantly strengthened balance sheet.

Broadcasting

        The Company has a controlling ownership interest in and operates 13 Canadian specialty television channels — Showcase Television, Life Network, History Television, HGTV Canada, Food Network Canada, Showcase Action, Showcase Diva, National Geographic Channel, BBC Canada, BBC Kids, Discovery Health Channel, Fine Living and IFC Canada. Each of these channels carries a strong, clear brand which, the Company believes, enables it to stand out and excel in a competitive marketplace. The channels are aligned in two core genres ("fact and fiction" and "lifestyle") and are supported by a supply of high quality content acquired from leading domestic and international producers. The Company also has a 50% interest in two established Canadian French-language specialty television channels (Series+ and Historia) and a minority interest in three other English-language channels (ONE: The Body, Mind and Spirit Channel, Scream and The Score).

Motion Picture Distribution

        The Company's Motion Picture Distribution business, through its 51% indirect ownership interest in Motion Picture Distribution LP ("Distribution LP"), is the largest distributor of motion pictures in Canada in terms of number of releases, with a growing presence in the United Kingdom through Momentum Pictures. It is also a leading independent distributor in Spain through the recently acquired Aurum Producciones, S.A. ("Aurum") (May 2004).

        The Company indirectly owns the 51% limited partnership interest in Distribution LP. Movie Distribution Income Fund (the "Fund"), which trades on The Toronto Stock Exchange under the symbol FLM.UN, indirectly owns a 49% limited partnership interest in Distribution LP.

        Distribution LP distributes motion pictures for theatrical release, in video/DVD format and to television broadcasters (conventional/cable/VOD/SVOD). In Canada, Distribution LP has exclusive output agreements with a diverse group of leading independent studios, including New Line Cinema, Miramax Films, Focus Features, Newmarket Films and Remstar. The Company also enjoys a catalogue of approximately 5,500 titles totaling more than 11,000 hours. This library is available for exploitation in video/DVD and television. By releasing a large number of motion pictures through multiple distribution platforms, Distribution LP creates a diversified portfolio of releases, which generates a relatively predictable and stable stream of cash flow. Monthly cash distributions to owners of the units of Distribution LP are paid out of the distributable cash generated by the business.

Entertainment

        The Company is a 50% co-owner and co-producer of the successful CSI franchise, in partnership with CBS Productions, and distributor for territories outside the United States. CSI: Crime Scene Investigation, now going into its sixth season, has been licenced in over 200 territories worldwide with over 116 episodes delivered, and ended the 2004/05 Broadcast Season as the #1 dramatic series on U.S. television (National Nielsen Ratings: Primetime Season to Date Rank-Regular Programs for Demographic PER2+ for 09/20/04 - 05/29/05), with an average weekly audience of more than 26.6 million viewers. CSI: Miami, now going into its fourth season, has also been licenced in over 200 territories worldwide with over 72 episodes delivered, and ended the 2004/05 Broadcast Season as one of the top five dramatic series on U.S. television (National Nielsen Ratings: Primetime Season to Date Rank-Regular Programs for Demographic PER2+ for 09/20/04 - 05/29/05). CSI: NY, now entering its second season, has been licenced in the U.S. and Canada, numerous key international territories including the U.K., France, Germany, Spain and Australia, as well as over 150 other territories wordwide. CSI: NY was the #1 new show for CBS during the 2004/05 Broadcast Season. The Company continues to aggressively licence this valuable franchise in all available international markets.

        The Company also licences its library of approximately 1,000 titles representing approximately 5,000 hours of programming rights to broadcasters, video/DVD distributors and sub-distributors worldwide.

Corporate and Other

        The Company's Corporate and Other segment is primarily a corporate services group providing support to the operating segments for information technology, finance, internal audit, human resources, legal, investor relations and other corporate services. Corporate and Other also holds corporate investments, which generate small revenue streams as well as corporate activities that are being wound down.

Consolidated Results of Operations

        The following table presents a consolidated summary of the Company's operations for the three months ended June 30, 2005 and 2004 (in millions of Canadian dollars):

	June 2005	%(1)	June 2004	%(1)	% Increase (decrease) 2005 over 2004
	(unaudited)		(unaudited)
Revenue
Broadcasting	72.7	30.2	62.8	23.5	15.8
Motion Picture Distribution	88.4	36.9	155.3	58.0	(43.1)
Entertainment	79.0	32.9	49.3	18.4	60.2
Corporate and Other	—	—	0.2	0.1	(100.0)
	240.1	100.0	267.6	100.0	(10.3)

Direct operating expenses
Broadcasting	30.6	42.1	26.3	41.9	16.3
Motion Picture Distribution	68.6	77.6	128.9	83.0	(46.8)
Entertainment	51.7	65.4	39.2	79.5	31.9
Corporate and Other	—	—	(0.1)	(50.0)	—
	150.9	62.8	194.3	72.6	(22.3)

Direct profit(2)
Broadcasting	42.1	57.9	36.5	58.1	15.3
Motion Picture Distribution	19.8	22.4	26.4	17.0	(25.0)
Entertainment	27.3	34.6	10.1	20.5	170.3
Corporate and Other	—	—	0.3	150.0	(100.0)
	89.2	37.2	73.3	27.4	21.7
Selling, general and administrative	41.0	17.1	33.3	12.5	23.1
Stock-based compensation	1.1	0.5	1.2	0.4	(8.3)
Operating Expenses	42.1	17.5	34.5	12.9	22.0

Earnings (loss) before undernoted (EBITDA(2))
Broadcasting	24.9	34.3	21.1	33.6	18.0
Motion Picture Distribution	10.3	11.7	19.6	12.6	(47.4)
Entertainment	21.9	27.7	4.1	8.3	434.1
Corporate and Other	(10.0)	—	(6.0)	—	(66.7)
	47.1	19.6	38.8	14.5	21.4

Earnings from operations before undernoted and discontinued operations (operating earnings(2))	35.3	14.7	7.5	2.8	370.7

Net operating earnings(2)	16.9	7.0	9.0	3.4	87.8

Net earnings	10.7	4.5	3.2	1.2	234.4

Notes:

(1)
The percentage columns show percentage of total revenue for revenue items, operating expenses, earnings from operations before undernoted and discontinued operations, net operating earnings, net earnings, and percentage of group revenue for direct operating expenses, direct profit and EBITDA.

(2)
See note on non-GAAP measures on page 29.

Consolidated Results of Operations

        The following table presents a consolidated summary of the Company's operations for the six months ended June 30, 2005 and 2004 (in millions of Canadian dollars):

	June 2005	%(1)	June 2004	%(1)	% Increase (decrease) 2005 over 2004
	(unaudited)		(unaudited)
Revenue
Broadcasting	135.2	26.7	118.7	24.8	13.9
Motion Picture Distribution	188.7	37.4	250.7	52.3	(24.7)
Entertainment	180.7	35.8	109.2	22.8	65.5
Corporate and Other	0.3	0.1	0.6	0.1	(50.0)
	504.9	100.0	479.2	100.0	5.4

Direct operating expenses
Broadcasting	60.8	45.0	50.3	42.4	20.9
Motion Picture Distribution	158.7	84.1	202.8	80.9	(21.7)
Entertainment	117.9	65.2	86.8	79.5	35.8
Corporate and Other	—	—	—	—	—
	337.4	66.8	339.9	70.9	(0.7)

Direct profit(2)
Broadcasting	74.4	55.0	68.4	57.6	8.8
Motion Picture Distribution	30.0	15.9	47.9	19.1	(37.4)
Entertainment	62.8	34.8	22.4	20.5	180.4
Corporate and Other	0.3	100.0	0.6	100.0	(50.0)
	167.5	33.2	139.3	29.1	20.2
Selling, general and administrative	80.7	16.0	63.4	13.3	27.3
Stock-based compensation	1.0	0.2	4.0	0.8	(75.0)
Operating Expenses	81.7	16.2	67.4	14.1	21.2

Earnings (loss) before undernoted (EBITDA(2))
Broadcasting	41.0	30.3	38.6	32.5	6.2
Motion Picture Distribution	8.6	4.6	35.9	14.3	(76.0)
Entertainment	53.1	29.4	11.0	10.1	382.7
Corporate and Other	(16.9)	—	(13.6)	—	(24.3)
	85.8	17.0	71.9	15.0	19.3

Earnings from operations before undernoted and discontinued operations (operating earnings(2))	66.5	13.2	11.7	2.4	468.4

Net operating earnings(2)	41.2	8.2	9.6	2.0	329.2

Net earnings (loss)	33.9	6.7	1.2	0.3	2,725.0

Notes:

(1)
The percentage columns show percentage of total revenue for revenue items, operating expenses, earnings from operations before undernoted and discontinued operations, net operating earnings, net earnings and percentage of group revenue for direct operating expenses, direct profit and EBITDA.

(2)
See note on non-GAAP measures on page 29.

Summary of Quarterly Results

        The following table presents an unaudited consolidated summary of our operating results on a quarterly basis for last eight quarters ended June 30, 2005 (in millions of Canadian dollars except for per share amounts):

	Quarter Ended				Quarter Ended
	June 30, 2005	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004	December 31, 2003	September 30, 2003
	(unaudited)				(unaudited)
Revenue	240.1	264.8	323.9	214.4	267.6	211.6	267.8	212.7
Direct profit (loss)(1)	89.2	78.3	98.0	74.7	73.3	66.0	(113.5)	61.4
Earnings
Earnings (loss) before undernoted (EBITDA)(1)	47.1	38.7	50.8	36.8	38.8	33.1	(166.9)	20.6
Earnings (loss) from operations before undernoted and discontinued operations (operating earnings)(1)	35.3	31.2	(10.4)	8.5	7.5	4.2	(244.6)	(9.8)
Net earnings (loss) before discontinued operations	10.7	23.2	9.1	18.9	7.0	(1.2)	(136.6)	(10.2)
Net earnings (loss)	10.7	23.2	9.6	18.9	3.2	(2.0)	(151.7)	(10.8)
Earnings (loss) per Common Share before discontinued operations
Basic	$0.25	$0.53	$0.21	$0.44	$0.16	($0.03)	($3.19)	($0.24)
Diluted	$0.24	$0.52	$0.21	$0.43	$0.16	($0.03)	($3.19)	($0.24)
Earnings (loss) per Common Share
Basic	$0.25	$0.53	$0.22	$0.44	$0.07	($0.05)	($3.54)	($0.25)
Diluted	$0.24	$0.52	$0.22	$0.43	$0.07	($0.05)	($3.54)	($0.25)

(1)
See note on non-GAAP measures on page 29.

        Results of operations for any period are dependent on the number, timing and commercial success of television programs and motion pictures delivered or made available to various media, none of which can be predicted with certainty. Consequently, our results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition.

        The CSI segment's revenues are generally highest in the first, second, and, particularly, the fourth calendar quarter. Revenues in the first and fourth calendar quarter are driven primarily by deliveries of first window CSI episodes to US and other English language broadcasters. Second calendar quarter revenues are driven by international foreign language first window sales of CSI, which generally lag US and other English language sales. The other revenue streams, including second window revenues, video/DVD and merchandising and licensing, are less seasonal but can have significant variations from period to period.

        For Broadcasting, advertising revenue is generally highest in the fourth calendar quarter, and lowest in the third calendar quarter whereas revenue derived from subscribers to the Company's specialty television channels is earned relatively evenly throughout the year.

Primary Business Performance(1)

        The Company's principal business activities are Broadcasting, Motion Picture Distribution and Entertainment.

Broadcasting

        The Company operates and has a controlling interest in 13 Canadian specialty television channels. It also has a 50% interest in two Canadian French-language specialty channels and a minority interest in three other English-language specialty television channels. Canadian specialty television channels are niche programming services, centred around a specific genre or theme, that are available to viewers only upon payment of a subscription fee to a distribution undertaking (i.e., cable, direct-to-home satellite ("DTH"), telecommunications system, or multipoint distribution system). The Company's channels are focused on two core genres — "fact and fiction" and "lifestyle" programming.

        The Company is committed to growing its broadcasting presence by focusing on four key areas: (i) strong channel brands, (ii) innovative and high quality programming, (iii) innovative and exceptional sales and marketing, and (iv) selectively launching new channels.

  i.
  Continue to develop strong channel brands in-house and with leading international broadcasters.    All of the Company's channels have well-developed, recognizable brands. Some have been created by the Company (Life Network, Showcase Television, Showcase Action, Showcase Diva, and History Television). Others are in partnership with leading international broadcasters such as Scripps (HGTV Canada, Food Network Canada, and Fine Living Canada), National Geographic (National Geographic Canada), BBC (BBC Canada and BBC Kids), and Discovery (Discovery Health Channel). Each of these brands has been developed to stand out in a competitive marketplace.

  ii.
  Continue to offer high quality programming to support brands and drive ratings.    The Company ensures each of its channels offers high quality programming to its viewers. This approach has driven strong growth in ratings. For the period April through June of the 2004/2005 broadcast season, three of the Company's established analog channels ranked in the top 10 of all Canadian analog specialty channels(2). In the same period, the Company also had the top three ranked new specialty networks, and six in the top 20(3). Programming is sourced from leading Canadian and international producers (e.g. HBO; Six Feet Under, Angels in America and Curb Your Enthusiasm), channel partners (e.g. Food Network; Iron Chef America, Rachel Ray and Unwrapped) and the Company itself (e.g. CSI: Crime Scene Investigation and the extensive library of programming rights owned by the Company).

  iii.
  Continue to lead industry in advertising sales growth with integrated sales and marketing.    The Company is an industry leader in terms of advertising sales growth. During the Canadian broadcast year ended August 31, 2004, the Company's advertising sales grew 28% on its analog channels and 64% on its digital channels compared to the Canadian specialty channel industry average of 16% and 64% respectively, as reported by the Canadian Radio-television and Telecommunications Commission ("CRTC"). This leadership position is the result of an innovative and integrated marketing and sales platform and a complementary portfolio of channels, which is primarily targeted at adults aged 25-54, a lucrative and stable demographic segment.

  iv.
  Selectively launch new channels.    The Company may extend its own brands within Canada by selectively launching new digital channels (e.g., Fine Living Canada launched in September 2004) or VOD/SVOD versions of its existing channels. It may also acquire broadcasting assets that complement its current channel profile.

        The channels earn revenue from two primary sources: monthly fees paid by distribution undertakings based on the number of subscriptions to the channel, and money paid by advertisers who purchase advertising on the channel. Where a specialty service is carried as part of the basic cable package, the subscriber fees are regulated by the CRTC. The Company's services are carried on a discretionary tier where rates are not regulated and are negotiated directly with the signal distributors. The Company sells advertising nation-wide through its in-house advertising sales team and retains 100% of the available advertising inventory of approximately 12 minutes per hour. Additionally, other Broadcasting revenues are generated from the rental of facilities and licence fees earned on the distribution of certain programming.

(1)
Management focuses on and measures the results of its operations based on direct profit and earnings (loss) before undernoted, as presented on the Company's consolidated statements of earnings (loss), provided by each business segment (for further discussion on the business segments refer to note 13 of the Company's consolidated financial statements). Also see non-GAAP measures on page 29.
(2)
Source: Nielsen Media Research: Persons 25-54 AMA Mon to Sun 6am to 6am 4/04/05 - 6/26/05
(3)
Source: Nielsen Media Research: Persons 25-54 AMA Mon to Sun 6am to 6am 4/04/05 - 6/26/05

        Continuing a five-year trend, the Company's channels demonstrated significant audience growth and outpaced the specialty industry overall for the broadcast year ended August 31, 2004. Our channels' total regulated revenue grew by 18% during the broadcast year ended August 31, 2004, compared to an overall industry growth of 9%, as reported by the CRTC. For the broadcast year ended August 31, 2004 the Company held a 12% market share of total regulated revenue in the specialty TV sector.

        The Company signed carriage agreements for all of its digital channels which have resulted in each of them being available to almost every digital household in Canada. Our digital channels enjoy strong subscriber levels, each with between 800,000 and in excess of 1,200,000 subscribers (with the exception of Fine Living Canada which launched later than the other channels). Out of the approximately 50 digital channels that have launched to date, Nielsen Media research indicates that our seven digital channels launched at that time accounted for 34% of digital television viewers in the 2004 Broadcast Year (year-end August 31, 2004).

        The Company expects its seven established analog channels to demonstrate continued growth in advertising sales. Also, with the number of households in Canada equipped with digital technology projected to continue to grow, growth for the Company's eight digital specialty television channels is expected to be strong in terms of subscriber revenues, as well as in terms of audience growth and advertising revenues.

Results of Operations

        The following table presents a summary of Broadcasting operations for the three months and six months ended June 30, 2005 and 2004 (in millions of Canadian dollars):

	Three months ended June 30,
			$ Increase	% Increase
	2005	2004
	(unaudited)
Revenue	72.7	62.8	9.9	15.8
Direct operating costs	30.6	26.3	4.3	16.3
Direct profit	42.1	36.5	5.6	15.3
Operating expenses	17.2	15.4	1.8	11.7

Earnings before undernoted (EBITDA)	24.9	21.1	3.8	18.0

	Six months ended June 30,
			$ Increase	% Increase
	2005	2004
	(unaudited)
Revenue	135.2	118.7	16.5	13.9
Direct operating costs	60.8	50.3	10.5	20.9
Direct profit	74.4	68.4	6.0	8.8
Operating expenses	33.4	29.8	3.6	12.1

Earnings before undernoted (EBITDA)	41.0	38.6	2.4	6.2

        For comparative purposes, the following table outlines supplemental information on the Company's Broadcasting revenue that has not been shown on the consolidated statements of earnings (in millions of Canadian dollars):

	Three months ended June 30,		Six months ended June 30,
Broadcasting Revenue
	2005	2004	2005	2004
	(unaudited)		(unaudited)
Analog channels
Subscriber	22.3	21.5	44.3	42.5
Advertising	39.6	33.3	69.7	60.2
Other	0.7	0.9	1.7	2.2
	62.6	55.7	115.7	104.9

Digital channels
Subscriber	7.6	5.8	14.9	11.4
Advertising	2.5	1.3	4.6	2.4
Other	—	—	—	—

	10.1	7.1	19.5	13.8

Total Broadcasting	72.7	62.8	135.2	118.7

        For the three months ended June 30, 2005, the analog channels recorded a 12.4% growth in revenue from $55.7 million to $62.6 million. For the six months ended June 30, 2005, the analog channels recorded a 10.3% growth in revenue from $104.9 million to $115.7 million. These increases were primarily the result of growth in advertising revenues, as the Company continues to be a leader in the fundamental shift of Canadian television viewers toward Specialty and Pay television channels from conventional broadcast channels. Advertising revenues increased by 21.7% in the current quarter and 18.7% for the six months ended June 30, 2005. Analog channels' advertising revenue, on its own, increased 18.9% for the quarter and 15.8% for the six months ended June 30, 2005 compared to the equivalent periods in the prior year. The growth in advertising revenue reflects strong growth in audiences, with particularly strong growth for Showcase Television, Food Network Canada and HGTV Canada. The Company's analog channels' advertising revenue growth was driven by growth in the inventory sell-out rate and by maximizing the value of the demographics the Company captures with its channels. The Company expects specialty television advertising revenue share to continue to grow. According to Neilson Media, Canadian specialty television channels still accounted for only 33% of total Canadian television advertising revenue in 2003/2004 even though the English language specialty and pay television audience share in Canada (for both Canadian services and U.S. services such as CNN and A&E) was 52% in 2004. The Company's analog channels' subscriber revenues increased by 3.7% over the prior year's quarter ending June 30, 2004, and by 4.2% over the six months ending June 30, 2004.

        The digital specialty television channels' revenue was $10.1 million for the three months ended June 30, 2005 compared to $7.1 million for the three months ended June 30, 2004, representing a 42.3% growth in revenue. For the six months ended June 30, 2005, the digital specialty television channels' revenue increased $5.7 million or 41.3% to $19.5 million. These favourable variances are primarily a result of an increase in the number of subscribers. The Company's digital specialty television channels' advertising revenue growth was driven by volume, as these newer channels continue to attract a growing number of audiences and advertisers. The Company's digital specialty television channels were launched towards the end of the September 2001 quarter. As previously noted, the Company has the top three ranked new specialty networks, and six in the top 20.

        Total paid subscribers for the channels in which the Company holds a controlling ownership grew 8.4% to 37.6 million subscribers at June 30, 2005 compared to June 30, 2004.

        Broadcasting direct profit increased 15.3% for the three months ended June 30, 2005 over the three months ended June 30, 2004 as a result of an increase in advertising revenues realized by the Company's analog and digital channels as well as an increase in the number of subscribers, primarily in our digital specialty television channels, as previously explained. For the six months ended June 30, 2005, Broadcasting direct profit increased 8.8% over the prior year as a result of an increase in advertising revenues realized by the Company's analog channels, as previously explained. These revenue gains were offset by increased amortization of broadcast rights as a result of the Company's planned incremental programming investment to drive ratings, as well as increased Canadian program expenditure ("CPE") requirements due to higher 2004 versus 2003 regulated revenue.

        Broadcasting direct margin decreased to 57.9% in the three months ended June 30, 2005 compared to 58.1% in the three months ended June 30, 2004, and 55.0% for the six months ended June 30, 2005 compared to 57.6% for the six months ended June 30, 2004. The modest decreases in the quarter and year to date periods are a result of increased direct operating expenses due, in part, to regulated Canadian program expenditure requirements, as well as the planned continuing growth of the broadcast library.

        The operating expenses in Broadcasting were higher than the prior year's quarter and the prior six months ended June 30, 2005. The operating expenses in Broadcasting were $17.2 million for the quarter ended June 30, 2005, compared to $15.4 million for the three months ending June 30, 2004, and $33.4 million for the six months ended June 30, 2005 compared to $29.8 million for the six months ended June 30, 2004. The net change in operating expenses is related to an investment, through increased advertising and promotion costs, to drive ratings and ultimately drive increased advertising revenue, signal delivery costs, as well as higher regulatory fees driven primarily by revenue growth, and offset in part by small decreases in a number of other operating expenses.

        The factors noted above contributed to an 18.0% and 6.2% increase in EBITDA in the quarter and six months ended June 30, 2005, respectively, compared to the same periods in the prior year.

Motion Picture Distribution

        The Company's Motion Picture Distribution business, through its 51% ownership interest in Distribution LP, is a leading distributor of motion pictures in Canada, with a strong and growing presence in the United Kingdom through Momentum Pictures ("Momentum"). It is also a leading independent distributor in Spain through the recently acquired Aurum Producciones, S.A. ("Aurum") (May 2004). The Motion Picture Distribution operations are comprised of four reportable segments: Domestic Distribution, Momentum, Aurum and Cinemas.

        Motion Picture Distribution generates revenue from the theatrical distribution of motion pictures, the licencing of rights to conventional and specialty broadcasters, the sale of videos and DVDs, and from the exhibition of motion pictures through its chain of cinemas.

        Distribution LP is the largest distributor of motion pictures in Canada, measured by number of releases. Over each of the past four years Distribution LP has released an average of 80 theatrical motion pictures, 169 video titles and 190 DVD titles in Canada. Distribution LP has exclusive Canadian distribution arrangements with New Line Cinema, Miramax Films, Focus Features, Newmarket Films and Remstar.

        In addition to its leading market position in Canada, Distribution LP has also developed a strong presence in motion picture distribution in the United Kingdom through its wholly-owned subsidiary Momentum Pictures. Distribution LP is also a leading independent distributor in Spain through the recently acquired Aurum in May 2004.

        Management believes Distribution LP is the only independent distributor operating in three key territories (Canada, U.K., and Spain) that can collectively represent up to 15% of the global box office. This platform provides it with enhanced access to high quality content, economies of scale with respect to theatrical print and video/DVD duplication costs, as well as spreading fixed costs over a broader base. Distribution LP's strategy is to (i) maintain a leading market position in Canada, (ii) grow its U.K. and Spanish operations and opportunistically expand in certain selected territories, and (iii) leverage its large library of titles.

  i.
  Maintain a leading position in Canada.    Distribution LP's strong Canadian market share and consistently strong performance has resulted in excellent relationships with local exhibitors making it an attractive distributor for independent U.S. studios and other producers seeking access to the Canadian market.

  ii.
  Generate profitable international growth.    Distribution LP intends to grow its U.K. and Spanish operations, which had theatrical market shares of 2% and 5%, respectively, in 2004. In both of these regions, the film distribution industry possesses strong fundamentals including growing demand in the theatrical and home entertainment windows especially driven by DVD penetration. In addition, Distribution LP has identified Germany and France as two territories for possible future expansion. Both markets are fragmented and, like Canada, U.K. and Spain, have strong demand for motion pictures produced in North America.

  iii.
  Exploit library.    Distribution LP has a library of approximately 5,500 titles, totaling more than 11,000 hours, which is licenced to consumers on video/DVD, and to broadcasters (conventional, cable, VOD, SVOD) who have strong demand for motion picture content. Distribution LP typically holds the rights for up to 22 years.

        Domestic Distribution obtains distribution rights for motion pictures primarily through its aforementioned longstanding output agreements with New Line Cinema, Miramax Films, and Focus Features, three of the leading U.S. based independent studios, as well as from smaller independent producers and distributors based in the United States, Canada and around the world. In the United Kingdom, Momentum Pictures primarily acquires theatrical, home entertainment and television distribution rights for motion pictures one motion picture at a time and, on occasion, pursuant to multi-picture agreements. A similar model is used in the Spanish operations. Motion Picture Distribution typically distributes those motion pictures for theatrical exhibition, for home entertainment, television viewing and ancillary markets. Motion Picture Distribution also holds a 51% interest in Alliance Atlantis Cinemas ("Cinemas"), a partnership with Famous Players Inc. ("Famous Players") that operates a chain of niche-focused movie cinemas in Canada.

        The Company completed an initial public offering for units of the Fund on October 15, 2003. The Company received gross proceeds of $254.0 million on the closing of the offering from the sale of a 49.0% interest in its motion picture distribution business. This sale was concluded through an initial sale of a 42.6% interest in the business to Distribution LP in exchange for 57.4% of the total outstanding LP units plus a promissory note, and then a further sale of a 6.4% interest was completed on the exercise of an over-allotment option by the underwriting group of the Fund. Distribution LP repaid the promissory note from net proceeds it received from the sale of LP units to the Fund, together with drawings on a new term loan from a group of financial institutions.

        In May, 2004, a subsidiary of Distribution LP completed the acquisition of Spanish film distributor Aurum for cash consideration of $55.2 million including $1.8 million in cash expenses. The purchase price was funded through increased borrowing under Distribution LP's senior credit facility and the issuance of Class A Ordinary Limited Partnership Units ("Ordinary LP Units"). Distribution LP entered into an amended and restated credit agreement with its senior lenders to increase the authorized borrowing amount under its senior credit facility from $100.0 million to $125.0 million. The Fund completed a private placement of 1,436,000 Units from treasury at $10.45 per unit, through a syndicate of agents. The Fund applied the gross proceeds of the private placement to acquire Ordinary LP Units of Distribution LP. The Company exercised its preemptive rights and in doing so maintained its 51% interest in Distribution LP, by acquiring 1,494,612 Ordinary LP Units of Distribution LP at $10.45 per unit, such that Distribution LP realized combined gross proceeds of $30.6 million from the offering of Ordinary LP Units. Aurum is a leading independent film distributor in Spain with a 5% market share of theatrical box office receipts in 2004. Aurum distributes motion pictures in Spain in all media (theatrical, video/DVD and television) and has a library of over 400 films.

        The Company continues to consolidate the operations of Distribution LP into its results. Net earnings and earnings per share are both reduced by amounts accrued to the 49.0% interest from the date of completion of the sale. Although an authorized credit facility, including a $50.0 million term loan and a $50.0 million revolving term credit facility, that has been secured by Distribution LP is non-recourse to the Company, the portion, if any, of the facility that has been drawn is included in the Company's reported consolidated total indebtedness. The Company's future cash flows will be impacted by the expected monthly distributions to holders of Distribution LP Units.

        With the successful initial public offering of units in Movie Distribution Income Fund, the Company was able to accelerate debt reduction efforts, surface value in its motion picture distribution business and gain a partner to help finance future growth opportunities.

Results of Operations

        The following table presents a summary of Motion Picture Distribution operations for the three months and six months ended June 30, 2005 and 2004 (in millions of Canadian dollars):

	2005	2004	$ Increase (decrease)	% Increase (decrease)
	(unaudited)
Three months ended June 30,
Revenue	88.4	155.3	(66.9)	(43.1)
Direct operating costs	68.6	128.9	(60.3)	(46.8)

Direct profit	19.8	26.4	(6.6)	(25.0)
Operating expenses	9.5	6.8	2.7	39.7

Earnings before undernoted (EBITDA)	10.3	19.6	(9.3)	(47.4)

Six months ended June 30,
Revenue	188.7	250.7	(62.0)	(24.7)
Direct operating costs	158.7	202.8	(44.1)	(21.7)

Direct profit	30.0	47.9	(17.9)	(37.4)
Operating expenses	21.4	12.0	9.4	78.3

Earnings before undernoted (EBITDA)	8.6	35.9	(27.3)	(76.0)

        The following table outlines further information on Motion Picture Distribution's revenue, direct profit, and earnings (loss) before undernoted that has not been shown on the consolidated statements of earnings (in millions of Canadian dollars):

	Domestic Distribution	Momentum	Aurum	Cinemas	Total
Three months ended June 30, 2005
Revenue	62.1	20.6	3.0	2.7	88.4
Direct profit (loss)	16.7	3.7	(0.8)	0.2	19.8
Earnings (loss) before undernoted (EBITDA)	10.6	2.0	(2.3)	—	10.3

June 30, 2004
Revenue	103.0	27.6	21.2	3.5	155.3
Direct profit	18.9	4.6	2.2	0.7	26.4
Earnings before undernoted (EBITDA)	15.6	1.9	1.6	0.5	19.6

	Domestic Distribution	Momentum	Aurum	Cinemas	Total
Six months ended June 30, 2005
Revenue	129.9	41.2	11.8	5.8	188.7
Direct profit (loss)	26.3	3.6	(0.5)	0.6	30.0
Earnings (loss) before undernoted (EBITDA)	11.1	0.7	(3.4)	0.2	8.6

June 30, 2004
Revenue	176.8	45.9	21.2	6.8	250.7
Direct profit	36.3	8.2	2.2	1.2	47.9
Earnings before undernoted (EBITDA)	28.0	5.4	1.6	0.9	35.9

        The following table outlines further information on Motion Picture Distribution's revenue that has not been shown on the consolidated statements of earnings (loss) (in millions of Canadian dollars)(1).

	Theatrical	Video/DVD	Television	Total
	(unaudited)
Three months ended June 30, 2005
Domestic Distribution	14.0	36.3	11.8	62.1
Momentum Pictures	0.9	16.4	3.3	20.6
Aurum	0.7	1.2	1.1	3.0
Cinemas	2.7	—	—	2.7

	18.3	53.9	16.2	88.4

Three months ended June 30, 2004
Domestic Distribution	12.6	76.8	13.6	103.0
Momentum Pictures	3.3	20.8	3.5	27.6
Aurum	1.2	20.0	—	21.2
Cinemas	3.5	—	—	3.5

	20.6	117.6	17.1	155.3

	Theatrical	Video/DVD	Television	Total
	(unaudited)
Six months ended June 30, 2005
Domestic Distribution	24.4	81.5	24.0	129.9
Momentum Pictures	5.9	26.1	9.2	41.2
Aurum	1.6	6.2	4.0	11.8
Cinemas	5.8	—	—	5.8

	37.7	113.8	37.2	188.7

Six months ended June 30, 2004
Domestic Distribution	37.5	113.1	26.2	176.8
Momentum Pictures	11.6	29.4	4.9	45.9
Aurum	1.2	20.0	—	21.2
Cinemas	6.8	—	—	6.8

	57.1	162.5	31.1	250.7

        Revenue was $88.4 million for the three months ended June 30, 2005 compared with $155.3 million for the three months ended June 30, 2004, representing a decrease of $66.9 million or 43.1%. Revenue was $188.7 million for the six months ended June 30, 2005 compared with $250.7 million for the six months ended June 30, 2004, representing a decrease of $62.0 million or 24.7%. Revenue decreased in all operating segments, however Aurum was acquired in May 2004 and therefore the length of the quarters is not comparable.

        Domestic Distribution's revenue for the three months ended June 30, 2005 decreased $40.9 million or 39.7% to $62.1 million compared to $103.0 million for the three months ended June 30, 2004. The decrease in revenue for Domestic Distribution was primarily due to the large decrease in video/DVD revenue and a decrease in television revenue that was slightly mitigated by an increase in theatrical revenue. The increase of $1.4 million in theatrical revenue from the prior year's quarter reflects the successful theatrical releases of Sin City and Monster-in-Law. However, the large decrease of $40.5 million in video/DVD revenue is largely attributable to the absence of a video/DVD release of an installment of The Lord of the Rings, the final installment of which was released in the prior year period. Television revenue decreased to $11.8 million compared to the prior year's quarter of $13.6 million due to the timing of releases.

(1)
Management does not focus on direct profit or EBITDA using the above distinction as the cost of the underlying asset, the distribution right, is not necessarily distinguished between the theatrical, video/DVD and television distribution channels.

        Domestic Distribution's revenue decreased $46.9 million from the prior year's six month period. Theatrical revenue decreased $13.1 million to $24.4 million reflecting the absence of a theatrical release of an installment of The Lord of the Rings; however this was partially mitigated by the successful releases of Sin City and Monster-in-Law in the current period. Video/DVD revenue decreased $31.6 million to $81.5 million as it was also impacted by the absence of a release of an installment of The Lord of the Rings, however this decrease was slightly mitigated by the successful sales of The Notebook, Shall We Dance? and J.M. Barrie's Finding Neverland in the current period.

        Momentum's revenue was $20.6 million for the three months ended June 30, 2005 compared to $27.6 million for the three months ended June 30, 2004. The decrease of $7.0 million or 25.4% in revenue is due to decreases in all media (theatrical, video/DVD and television). Theatrical revenue decreased by $2.4 million to $0.9 million as the theatrical release of Downfall in the current quarter did not reach the prior year revenue levels of Eternal Sunshine of the Spotless Mind. The decrease of $4.4 million in video/DVD revenue was primarily due to the strong performances of Lost in Translation, Reservoir Dogs and Out of Time in the prior year's quarter. Notable video/DVD releases in the current quarter included Racing Stripes which was complemented by the continuing favourable contribution of the CSI Franchise. Television revenue decreased to $3.3 million compared to $3.5 million in the prior year's quarter. Current quarter's television revenues include free TV sales from Confidence and Slackers and pay TV sales from Eternal Sunshine of the Spotless Mind.

        Revenue for Momentum decreased to $41.2 million from $45.9 million from the prior year's six month period. The decline in revenue of $4.7 million can be attributed to decreases in theatrical and video/DVD revenue which were partially mitigated by an increase in television revenue. The theatrical releases in the first half of the year, including Racing Stripes, Vera Drake and Downfall, did not attain the prior period's theatrical revenue levels of Lost in Translation and Eternal Sunshine of the Spotless Mind and therefore led to the decline of $5.7 million in theatrical revenues. Additionally, video/DVD revenue was also impacted by the strength of the slate in the prior year's six month period. Revenues from the releases of Lost in Translation, Reservoir Dogs and Out of Time in the prior year surpassed revenues from the releases of Racing Stripes and Vera Drake in the current year. This resulted in a decrease of $3.3 million in video/DVD revenue. Television revenue increased $4.3 million and included free and pay TV sales on Crossroads, National Lampoon's Van Wilder,The Statement, Out of Time, Confidence, Slackers and Just Visiting.

        The decline of $18.2 million in Aurum's revenue for the three months ended June 30, 2005 is primarily attributable to the large decrease in video/DVD revenue and a decrease in theatrical revenue that was partially mitigated by an increase in television revenue. The decline in theatrical revenue is due to only one title being released in the quarter (In Good Company) as compared to four titles released in the prior year. In addition, the prior year's three month period included the release of an installment of The Lord of the Rings: Return of the King. The large decline in video/DVD revenue is attributable to the absence of a video/DVD release of an installment of The Lord of the Rings. Television revenues in the current quarter included Arlington Road and Buscando a Eva.

        Aurum's revenue decreased from $21.2 million in the prior year to $11.8 million in the first half of 2005. The decrease in revenue is due to a $13.8 million decline in video/DVD revenue, partially offset by $0.4 million increase in theatrical revenue, and $4.0 million increase in television revenue. The decline in video/DVD revenue is due to the release of an installment of The Lord of the Rings in 2004. The increase in theatrical and television revenue reflects both the difference in lengths of the reporting periods and the slow theatrical release pattern in 2005. The increase in television revenue is primarily a result of the difference in lengths of the periods being analyzed as Aurum was acquired in May 2004.

        Cinemas revenue was $2.7 million and $5.8 million for the three months and six months ended June 30, 2005, respectively, compared to $3.5 million and $6.8 million for the three months and six months ended June 30, 2004, respectively. The decrease was primarily due to a decrease in viewer attendance levels.

        Direct profit was $19.8 million for the three months ended June 30, 2005 compared to $26.4 million for the three months ended June 30, 2004, representing a decrease of $6.6 million or 25.0%. However, direct margin for the current quarter increased to 22.4% compared to 17.0% for the prior year's quarter.

        Direct profit was $30.0 million for the six months ended June 30, 2005 compared to $47.9 million in the prior year, a decrease of $17.9 million. Direct margin was 15.9% in the current six month period as compared to 19.1% in the prior year's similar time period.

        The $2.2 million decrease in direct profit to $16.7 million in the current quarter for Domestic Distribution compared to $18.9 million for the three months ended June 30, 2004 is a result of lower revenues as previously noted and the less than expected theatrical performance of The Adventures of Shark Boy and Lava Girl which resulted in less revenue being available to defray the P&A costs incurred in promoting the films. The increase in direct margin, however, from 18.3% to 26.9% is due to the relative high weighting of video/DVD revenue in the period. In the current quarter, the higher margin video/DVD titles mitigated the poor theatrical performance of The Adventures of Shark Boy and Lava Girl. In the prior year's quarter, the large weighting of an installment of The Lord of the Rings accounted for the lower margin.

        Direct profit for Domestic Distribution decreased to $26.3 million for the six months ended June 30, 2005 from $36.3 million in the prior year six month period. The decrease is a result of lower revenues as previously noted. Direct margin decreased slightly to 20.2% from 20.5%.

        Momentum's direct profit declined by $0.9 million to $3.7 million for the three months ended June 30, 2005 compared to a profit of $4.6 million for the three months ended June 30, 2004 which reflects the lower revenues as previously noted. Direct margin was up slightly by 1.3% to 18.0% compared to 16.7% in the prior three month period.

        The decrease of $4.6 million in Momentum's direct profit for the six months ended June 30, 2005 reflects the lower revenues as previously noted and the high P&A costs incurred on Racing Stripes and Downfall.

        Direct profit for Aurum declined to a loss of $0.8 million in the current quarter as compared to a profit of $2.2 million in the prior period (May 12, 2004 to June 30, 2004). Direct margin was (26.7)% as compared to 10.4% in the prior three month period. The negative direct margin is due to the lower revenues in the quarter as previously noted and the lower than expected theatrical performance of The Phantom of the Opera and an additional provision for video/DVD returns. Additionally, P&A costs incurred on Valiant, released in July 2005, further reduced direct profit as no theatrical revenue was recognized to defray the P&A costs.

        Aurum had a loss of $0.5 million compared to direct profit of $2.2 million in the prior year six months ended June 30, 2005. Direct margin was (4.2)% compared to 10.4% due to a slow release pattern in the theatrical slate and the underperformance of the current release slate. Additionally, the P&A costs incurred on Valiant, which was released in July 2005, further led to depressed margins.

        Cinemas direct profit was $0.2 million and $0.6 million for the three months and six months ended June 30, 2005, respectively, compared to $0.7 million and $1.2 million for the three months and six months ended June 30, 2004, respectively. The decrease was primarily due to lower revenues.

        Operating expenses increased by $2.7 million to $9.5 million for the three months ended June 30, 2005 compared to $6.8 million for the three months ended June 30, 2004. Operating expenses increased to $21.4 million for the six months ended June 30, 2005 compared to $12.0 million for the six months ended June 30, 2004. The increase in both the three months and six months ending June 30, 2005 is primarily due to the increase in both Domestic Distribution's and Aurum's operating expenses. As Aurum was acquired in May 2004, the length of the periods being analyzed is not comparable.

        The increase in Domestic Distribution's operating expenses of $2.8 million in the three months ending June 30, 2005 is primarily due to the increase in employee costs relating to the Capital Pool Plan, the Equity Pool Plan and the Consideration Pool Plan (refer to note 16 of the Company's unauditied interim consolidated financial statements for further details of Distribution LP's compensation plans). No comparative amounts are included in the prior year's quarter. Also included in operating expenses are due diligence costs relating to a potential acquisition opportunity. Additionally, the increase is related to professional fees and increased employee costs as Distribution LP added two senior executive positions.

        The increase in Domestic Distribution's operating expenses of $6.9 million for the six months ended June 30, 2005 is primarily due to the increase in employee costs relating to the Capital Pool Plan, the Equity Pool Plan and the Consideration Pool Plan, due diligence costs relating to a potential acquisition opportunity, as well as an increase related to professional fees and increased employee costs, all previously mentioned.

        The increase of $0.9 million and $2.3 million in Aurum's operating expenses for the current quarter and six months ending June 30, 2005, respectively, is primarily related to the difference in lengths of the periods being compared. Additionally, the closure of the International Sales Department led to increased severance costs.

        The factors noted above contributed to a 47.4% and 76.0% decrease in EBITDA in the three months and six months ended June 30, 2005, respectively, compared to the same periods in the prior year.

Entertainment

        The Entertainment business co-owns and co-produces the highly successful CSI franchise, acquires and distributes television programs to broadcasters worldwide, video/DVD distributors, and sub-distributors.

        Over the past five years the Company has significantly reduced capital-intensive production activities, as the international market for the type of production the Company traditionally produced has changed fundamentally. In fiscal 1999, the Company delivered over 325 hours of prime-time drama production, none of which was part of the CSI franchise. In the year ended December 31, 2004, the Company reduced prime-time drama production to just 72.0 hours, 81% of which were part of the CSI franchise. In the quarter and six months ending June 30, 2005, the Company's prime-time production was 18.0 hours and 40.0 hours, respectively, 100% of which were part of the CSI franchise.

        The Company's Entertainment business is focused on (i) maximizing the value of the CSI franchise; and (ii) exploiting its library of programming rights worldwide.

  i.
  Maximize value of CSI franchise.    The CSI franchise, including CSI: Crime Scene Investigation, CSI: Miami and CSI: NY, is a 50/50 co-owned and co-production joint venture with CBS Productions, a subsidiary of Viacom Inc. The Company receives a 50% share of worldwide profits from all CSI properties in all media formats (after payment of third party participations including residuals and royalties), in perpetuity. Key revenue sources include U.S. network first window licence fees, U.S. second window cablecast/weekday syndication, U.S. weekend syndication, international first window, international second window, worldwide home video/DVD, and worldwide merchandising and licencing.

  ii.
  Licence and re-licence international library of program rights worldwide.    The Company continues to licence its library of approximately 1,000 titles, representing approximately 5,000 hours of programming rights. These rights are typically licenced in "bulk" deals to broadcasters and sub-distributors worldwide.

        As discussed in note 28 to the Company's December 2004 Corporate Report, in the face of the continued weakened international demand for prime-time dramatic programming the Company conducted an extensive review of its Entertainment operations and took decisive action in December 2003 to restructure the Entertainment segment. Under the restructuring plan, Entertainment materially reduced the size and scope of its production business by eliminating entire categories of production such as new prime-time drama series (with the exception of the CSI franchise), movies-of-the-week and miniseries and in-house feature films. This step enabled the Company to significantly reduce staffing levels and to close certain production-related offices. The restructuring is complete. The total impact of the restructuring on the Company's pre-tax earnings was $227.6 million.

        Following the significant review that was announced in December 2003, Entertainment is now primarily an international distributor of television content with limited involvement in the creation of content. The Company continues to sell titles from its catalogue, which contains approximately 1,000 titles and 5,000 hours, including CSI, from its international television distribution operation.

        The growth in Entertainment is expected to predominantly relate to the CSI franchise. In the fall of 2004 the Company and CBS Productions began producing episodes of a second spin-off to the CSI franchise, CSI: NY. CBS network began airing CSI: NY on Wednesday nights during the 2004/2005 broadcast year starting September 22, 2004. Currently, the Company has licenced international broadcast rights, outside of the United States of America, to both the original CSI: Crime Scene Investigation and its spin-off CSI: Miami to more than 200 territories around the world, sharing worldwide revenues on a 50/50 basis with CBS Productions after certain distribution fees, marketing/distribution expenses, production costs and third-party profit participations. The Company has already secured international licence agreements for CSI:NY in Australia, France, Germany, Spain, the U.K. and a number of other international markets.

        Entertainment generates revenue from the production and distribution of the CSI franchise domestically and internationally, the distribution of previously produced and acquired television programming and from the licencing of a limited amount of factual and kids programming.

        The Entertainment business is comprised of two reportable segments, CSI and Other.

        The Company's interest in the three CSI television series as co-producer is accounted for as a 50% jointly controlled production.

        The Company is responsible for its share of the production costs for the three CSI series, which is recorded as an increase in the Company's investment in film and television programs, and is amortized in accordance with the individual film forecast method prescribed by SoP 00-2. Other direct operating expenses include distribution expenses (prints and advertising and other direct costs), third party participation costs, including royalties and residuals, and the co-producer's share of net profits recognized by the Company arising from the CSI series. Reimbursements of previously incurred production costs are recorded when the contractual conditions for reimbursement are met, the amount is determinable and collection is reasonably assured. The amounts are collected over a period exceeding one year and are recorded at fair value as an increase in accounts receivable, a reduction of investment in film and television programs. These reductions result in sales of the CSI series generating higher margins in future periods.

        The Company is distributor for territories outside the United States. These sales are recorded as revenue when the relevant revenue recognition criteria are met. The Company benefits from United States exploitation by recording its 50% interest in first window United States network license fees as revenue upon delivery, and its 50% interest in United States after sales (including second window cable sales, weekend syndication, video/DVD, merchandising & licensing), net of distribution fees, expenses and third party participation costs, including royalties and residuals, as revenue when the amounts are reported to the Company by the co-producer. The co-producer holds the distribution rights for United States after sales.

        Given the variability of timing in the recognition of revenues, costs, and reimbursements of previously incurred production costs associated with the CSI series, revenue, direct operating expenses and direct operating margin may vary significantly from quarter to quarter.

Results of Operations

        The following table presents a summary of Entertainment operations for the three months and six months ended June 30, 2005 and 2004 (in millions of Canadian dollars):

	2005	2004	$ Increase (decrease)	% Increase (decrease)
	(unaudited)
Three months ended June 30,
Revenue	79.0	49.3	29.7	60.2
Direct operating costs	51.7	39.2	12.5	31.9
Direct profit	27.3	10.1	17.2	170.3
Operating expenses	5.4	6.0	(0.6)	(10.0)
Earnings before undernoted (EBITDA)	21.9	4.1	17.8	434.1

Six months ended June 30,
Revenue	180.7	109.2	71.5	65.5
Direct operating costs	117.9	86.8	31.1	35.8
Direct profit	62.8	22.4	40.4	180.4
Operating expenses	9.7	11.4	(1.7)	(14.9)
Earnings before undernoted (EBITDA)	53.1	11.0	42.1	382.7

        The following table presents additional information for the Entertainment business segments for the three months and six months ended June 30, 2005 and 2004 (in millions of Canadian dollars):

	CSI	Other	Total
Three months ended June 30, 2005
Revenue	66.2	12.8	79.0
Direct profit	22.8	4.5	27.3

Three months ended June 30, 2004
Revenue	30.2	19.1	49.3
Direct profit	1.3	8.8	10.1

	CSI	Other	Total
Six months ended June 30, 2005
Revenue	156.1	24.6	180.7
Direct profit	59.2	3.6	62.8

Six months ended June 30, 2004
Revenue	67.7	41.5	109.2
Direct profit	11.4	11.0	22.4

        The current quarter and year to date increase in Entertainment revenue over the prior year is due to a $36.0 million, or 119.2%, increase in CSI revenues over the prior year's quarter, and 130.6%, or $88.4 million, over the six months ended June 30, 2004. Other revenues decreased due primarily to the Company's previously articulated strategy of exiting all non-CSI prime time drama production. The prior year included production deliveries to which the Company was obligated at the time of the December 2003 restructuring. The increase in the CSI revenues for the quarter and six months ending June 30, 2005, is the result of the delivery of an increased number of episodes with the addition of CSI: NY to the franchise, as well as increased license fees and international sales, as noted above. CSI: NY comprised five of the 18 total deliveries for the CSI franchise in the current quarter, and 13 of the 40 total deliveries for the six months ending June 30, 2005, compared to nil of the 10 and 26 deliveries, respectively, in the prior year's similar time periods.

        For the quarter ended June 30, 2005, CSI franchise revenue was $66.2 million compared to $30.2 million in the prior year period. This represents 83.7% of Entertainment's revenue compared to 61.3% for the prior year. For the six months ended June 30, 2005, revenue from the CSI franchise was $156.1 million, representing 86.4% of Entertainment's revenue compared to $67.7 million or 62.0% for the prior year. The CSI franchise accounted for $22.8 million of Entertainment's direct profit in the three months ended June 30, 2005 compared to $1.3 million in the same period in the prior year. The CSI franchise accounted for $59.2 million of Entertainment's direct profit in the six months ended June 30, 2005 compared to $11.4 million in the prior year. During the prior year ended December 31, 2004, the Company recorded a significant reduction in its investment in film and television programs, representing a reimbursement of production costs to be received over time. As a result of this reduction, lower amortization was recorded and the CSI franchise generated higher margins in the quarter and is expected to continue to do so in the future. CSI will continue to be become a larger proportion of Entertainment operating results now that the Company has completed its exit from substantially all non-CSI dramatic production.

        The following table shows the Company's Entertainment production deliveries for the three months and six months ended June 30, 2005 and 2004.

	Three months ended June 30,		Six months ended June 30,
Production Deliveries	2005	2004	2005	2004
	(unaudited)
Motion Pictures (number of films)	—	—	—	1.0
Television hours:
CSI Vegas/Miami/NY	18.0	10.0	40.0	26.0
Drama	—	—	—	8.5
Kids	—	1.0	—	9.5

	18.0	11.0	40.0	44.0

Factual	—	19.0	—	30.0

        Entertainment direct margin for the three months ended June 30, 2005 includes a 34.4% margin on CSI revenues compared to 4.3% margin on CSI revenues in the prior year's period. Entertainment direct margin for the six months ended June 30, 2005 includes a 37.9% margin on CSI revenues compared to 16.8% margin on CSI revenues in the prior year's period. As previously mentioned, the CSI franchise generated higher margins in the quarter and year to date, and expects this to continue in the future, as a result of the Company recording a significant reduction in its investment in film and television programs in the prior year.

        Direct margin on Other Entertainment revenues decreased dramatically compared to the prior year due to the prior year including production revenues from the last of the Company's contractually obligated productions. There is no non-CSI production activity in the current year.

        The decreases in Entertainment operating expenses in the three and six months ending June 30, 2005 are primarily the Company realizing the cost savings from the restructuring and expects these savings to continue into the future.

        The factors noted above contributed to significant increases in EBITDA in the three months and six months ended June 30, 2005, respectively, compared to the same periods in the prior year.

Corporate and Other

        Corporate and Other is primarily a corporate services group providing support to the operating segments for information technology, finance, internal audit, human resources, legal, investor relations and other corporate services. Corporate and Other also holds corporate investments, which generate small revenue streams as well as corporate activities that are being wound down.

        Operating expenses in Corporate and Other were $10.0 million and $17.2 million in the three months and six months ended June 30, 2005, respectively, compared to $6.3 million and $14.2 million in the same periods in the prior year. The increase is primarily related to increases in professional fees, some of which is related to management's review and assessment of internal controls as required under Sarbanes Oxley and Bill C-198, audit services, a retirement allowance and legal costs.

Other Statement of Earnings Items

        Amortization    Amortization includes development costs charges, amortization of property and equipment, and amortization of other assets. Amortization was $3.0 million for the quarter ended June 30, 2005 compared to $5.4 million for the quarter ended June 30, 2004. For the six months ended June 30, 2005, amortization decreased by $5.2 million to $6.7 million. This decrease is mainly a result of a decrease in development costs as a result of the restructuring of our Entertainment operations in December 2003. In the prior year's quarter, $1.6 million in amortization was related to development costs charges, compared to the current quarter of nil. For the six months ending June 30, 2005, development charges was $0.6 million, compared to $4.4 million in the six months ending June 30, 2004.

        Interest    Interest expense decreased $10.7 million to $5.4 million for the three months ended June 30, 2005 compared to $16.1 million for the three months ended June 30, 2004. For the six months ended June 30, 2005, interest expense decreased $19.8 million to $10.9 million compared to $30.7 million for the six months ended June 30, 2004. The decrease for the three months and six months ending June 30, 2005 is comprised of a $10.7 million and $20.5 million decrease in cash interest expense, respectively, and a nil change and $0.7 million increase in non-cash interest charges, respectively.

        The decrease in cash interest for both the three months and six months ended June 30, 2005 is primarily the result of the comprehensive debt refinancing undertaken by the Company in December 2004. Lower interest costs were driven by lower average interest rates due to the replacement of the Company's 13% US$ Senior Subordinated Notes. Also, interest income increased, reducing net interest expense, as a result of interest recognized with respect to long term receivables held by the Company.

        Non-cash interest charges include a decrease in the interest capitalized to investment in film and television programs, which is in line with the Company's strategy to significantly reduce capital intensive production activities. Also, deferred financing cost amortization totals $1.0 million and $1.7 million for the three months and six months ended June 30, 2005, respectively, compared to $1.3 million and $2.5 million in the prior year's similar time periods. This decrease is a result of a reduction in deferred financing fees in the prior year as a result of the comprehensive debt refinancing undertaken by the Company in December 2004.

        Net indebtedness (indebtedness less cash and cash equivalents) decreased from $516.3 million at June 30, 2004 to $456.1 million at June 30, 2005, a decrease of $60.2 million. The decrease results from improvements in the Company's operating cashflow, and interest savings from the refinancing of substantially all of its existing credit facilities in December 2004. Net indebtedness increased from $428.6 million at December 31, 2004 to $456.1 million at June 30, 2005. This temporary debt increase is related primarily to Distribution LP's royalty payments attributed to The Lord of the Rings, and the repayment of production financing arrangements.

        Equity Losses in Affiliates    Equity losses in affiliates for the quarter ended June 30, 2005 was nil compared to $0.1 million for the quarter ended June 30, 2004. For the six months ended June 30, 2005, equity losses was nil compared to the prior year of $0.1 million. Equity losses in affiliates include the Company's share of losses from its investments in a digital specialty television channel, One: The Body, Mind and Spirit Channel.

        Minority Interest    Minority interest primarily represents the 49% interest of Movie Distribution Income Fund in the earnings of Distribution LP. For the three ended June 30, 2005 minority interest was $3.4 million, compared to $9.7 million in the prior year. Minority interest for the six ended June 30, 2005 were $1.7 million, compared to $17.5 million in the prior year period. The change from prior year reflects lower net income in Distribution LP in the quarter and year to date periods.

        Income Taxes    The income tax provision for the three months ended June 30, 2005 increased by $18.2 million to $16.5 million compared to the three months ended June 30, 2004. For the six months ended June 30, 2005, income tax provision increased $21.8 million to $23.2 million compared to $1.4 million in the equivalent period in the prior year. This increase reflects the significantly higher earnings in the quarter and year to date period compared to the prior year, as well as not tax effecting losses relating to Motion Picture Distribution LP's Spanish operations and some of the Company's non-wholly owned channels.

        Earnings From Operations Before Undernoted And Discontinued Operations (Operating Earnings)    Operating earnings for the three months ended June 30, 2005 was $35.3 million compared to operating earnings of $7.5 million for the three months ended June 30, 2004. Net operating earnings for the three months ended June 30, 2005 was $16.9 million, compared to a net operating earnings of $9.0 million in the three months ended June 30, 2004.

        On a per share diluted basis, net operating earnings was $0.38 for the three months ended June 30, 2005 compared to net operating earnings per share of $0.21 in the comparable period in the prior year.

        Operating earnings for the six months ended June 30, 2005 was $66.5 million compared to operating earnings of $11.7 million for the six months ended June 30, 2004. Net operating earnings for the six months ended June 30, 2005 was $41.2 million, compared to net operating earnings of $9.6 million in the six months ended June 30, 2004.

        On a per share diluted basis, net operating earnings was $0.93 for the six months ended June 30, 2005 compared to net operating earnings per share of $0.22 in the comparable period in the prior year.

        Investment Gains    Investment gains for the quarter and six months ended June 30, 2005 was nil, compared to $0.1 million gain, and $0.4 million gain, respectively, for the prior year's similar time periods. The prior year amounts relate mainly to a mark to market adjustment on one of the Company's investments, offset by small losses on disposal of assets.

        Foreign Exchange Losses    Foreign exchange losses for the three ended June 30, 2005 were $8.1 million, compared to $2.3 million in the prior year. Foreign exchange losses for the six months ended June 30, 2005 were $9.4 million, compared to $4.9 million in the prior year period. The majority of the losses in the quarter and year to date are due to the Company's motion picture distribution international structure, involving multiple currencies, resulting in unrealized losses on its long term investment in foreign operations. In addition, the Company incurred unrealized losses on the unhedged portion its long term US denominated debt.

        Net Earnings    The net earnings for the three months ended June 30, 2005 was $10.7 million compared to net earnings of $3.2 million for the three months ended June 30, 2004. On a basic and diluted basis, net earnings per share were $0.25 and $0.24, respectively, for the three months ended June 30, 2005, compared to basic and diluted net earnings per share of $0.07 for the three months ended June 30, 2004.

        The net earnings for the six months ended June 30, 2005 was $33.9 million compared to net earnings of $1.2 million for the six months ended June 30, 2004. On a basic and diluted basis, net earnings per share were $0.78 and $0.77, respectively, for the six months ended June 30, 2005, compared to net earnings per share on both a basic and diluted basis of $0.03 for the six months ended June 30, 2004.

Liquidity and Capital Resources

Current and Short Term Liquidity

        The nature of our business is such that significant expenditures are required to produce and acquire television programs and motion pictures in advance of revenue generation from these programs and motion pictures, which is earned over an extended period of time after their completion or acquisition. As well, launching new specialty television channels may be capital intensive. This also results in significant working capital requirements. The Company has historically financed its working capital requirements through a combination of cash flow from operations, the use of revolving credit facilities, and the issuance of debt.

        Working capital, comprising cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, income taxes payable and deferred revenue, net of the revolving credit facility and the current portion of term loans, was a deficiency of $191.2 million at June 30, 2005 compared to a deficiency of $241.7 million at June 30, 2004, representing an improvement of $50.5 million. The most significant contributor to the improvement in the Company's working capital was the increase in operating cash flow and a decrease in the revolving credit facility, as well as a decrease in accounts payable, somewhat offset by a decrease in accounts receivable. The decrease in accounts payable was caused by the repayment of production financing arrangements, program related payables, Long Term Compensation Plan payouts, and the exit of certain production business. The decrease in accounts receivable was related to the collection of long term receivables. This was somewhat offset by increases in income taxes payable and deferred revenue.

        The Company's operating cash flow (see note on non-GAAP measures on page 29 for the definition and calculation of operating cash flow) for the three months ended June 30, 2005 was an inflow of $28.0 million compared to an inflow of $25.5 million for the three months ended June 30, 2004, representing an increase of $2.5 million. Operating cash flow for the six months ended June 30, 2005 was an inflow of $49.7 million compared to an inflow of $28.7 million in the prior year, representing an increase of $21.0 million. This variance for the three months and six months ending June 30, 2005 is due primarily to an increase in operating earnings, partially offset by a slight increase in net investment in film and television programs. Although the number of capital-intensive production activities has decreased dramatically over the prior two years, the increase in investment in film and television programs is a result of the Company's emphasis on maximizing the value of the CSI franchise. Commencing in the Fall of 2004, the CSI franchise includes the second CSI spin-off CSI: NY. As mentioned previously, CSI:NY comprised five of the 18 total deliveries for the CSI franchise in the current quarter, and 13 of the 40 total deliveries for the six months ending June 30, 2005, compared to nil of the 10 and 26 deliveries, respectively, in the prior year's similar time periods.

        The Company's free cash flow (see note on non-GAAP measures on page 29 for the definition and calculation of free cash flow) for the three months ended June 30, 2005 was an outflow of $56.9 million compared to an outflow of $120.9 million for the three months ended June 30, 2004, representing an improvement of $64.0 million. Free cash flow for the six months ended June 30, 2005 was an outflow of $12.3 million compared to an outflow of $111.6 million, representing an improvement of $99.3 million. The quarter and six months ended June 30, 2005 were positively affected by an increase in operating earnings, and the decrease in cash and cash equivalents used in investing activities due to the prior year's acquisition of Aurum. The six months ended June 30, 2005 was also affected by an increase in non-cash operating balances, partially offset by a slight increase in net investment in film and television programs. The increase in non-cash operating balances was mainly due to the prior year's increase in accounts receivable balances as revenue increased.

        As previously mentioned, the Company's net debt, which comprises the revolving credit facility, term loans and senior subordinated notes, net of cash and cash equivalents, decreased over the prior year by $60.2 million, from $516.3 million at June 30, 2004 to $456.1 million at June 30, 2005, primarily as a result of improvements to free cash flow, driven partially by interest savings from the refinancing of substantially all of its existing credit facilities in December 2004. Net indebtedness increased from $428.6 million at December 31, 2004 to $456.1 million at June 30, 2005. As previously mentioned, this temporary debt increase is related primarily to Distribution LP's royalty payments attributed to The Lord of the Rings and the repayment of production financing arrangements. The Company remains focused on reducing its overall indebtedness. The Company expects to fund its debt reduction through positive cash flows derived from its three principal businesses.

        The Company completed an initial public offering for units of the Movie Distribution Income Fund on October 15, 2003. The Company received gross proceeds of $254.0 million on the closing of the offering from the sale of a 49% interest in our motion picture distribution business. As planned, these funds were used to significantly pay down the Company's debt. The Company continues to consolidate the operations of Distribution LP into the Company's results. Although a $50.0 million term loan that has been secured by Distribution LP is non-recourse to the Company, it is included in the Company's reported consolidated total indebtedness.

        In addition, the Fund's 49.0% interest in Distribution LP entitles it to at least 49.0% of the cash distributions of Distribution LP. Accordingly, the Company's future cash flows will be impacted by the expected monthly distributions to holders of LP Units. These distributions will be funded through cash flow from operations.

        Commitments    As disclosed in the Company's December 31, 2004 Corporate Report, the Company has entered into various contracts which result in future cash flow commitments related to programming purchases, operating leases, certain broadcast intangible assets, production financing and term loans. The Company plans to fund these commitments through cash flow from operations; however, any temporary deficiencies in this cash flow will be funded by the Company's revolving credit facility.

        With the exception of the debt prepayment noted under Term Loans, there have been no other significant changes in the nature or value of commitments since December 31, 2004. Refer to Management's Discussion and Analysis in the Company's December 31, 2004 Corporate Report for further details of the Company's commitments.

Capital Resources

        In December 2004, the Company completed a refinancing of substantially all of its existing credit facilities. The existing senior revolving credit facility and senior subordinated notes were replaced by new senior secured credit facilities consisting of a five-year $175.0 million revolving credit facility, a five-year US$108.6 million term loan A credit facility, and a seven-year US$250.0 million term loan B credit facility.

        Revolving Credit Facility    At June 30, 2005 the revolving credit facility provided up to $175.0 million in available committed credit bearing interest at Banker's Acceptance or LIBOR rate plus a margin ranging from 75 to 175 basis points and the Canadian prime rate and the US base rate plus a margin of up to 75 basis points. At June 30, 2005 no amounts were drawn on this facility.

        The Distribution LP revolving credit facility provides up to $25.0 million in borrowings bearing interest at either the Canadian prime rate or the U.S. base rate plus a margin of 100 to 200 basis points, or the Banker's Acceptance rate or the LIBOR rate plus a margin of 200 to 300 basis points. The facility is a 364-day facility that can be extended for a further 364 days upon request and upon consent of lenders holding at least two thirds of the revolving credit facility commitment. On September 13, 2004, the facility was extended for a further 364 days with a maturity date of October 11, 2005.

        In May 2004, Distribution LP amended and restated its credit agreement. As a result, the term loan was modified to transfer $25.0 million of the term loan facility to the new revolving term credit facility. Additionally, $25.0 million in new credit was authorized, creating a new revolving term credit facility of $50.0 million. The new facility bears interest at the same interest rates as the initial term loan and matures on October 15, 2006. Distribution LP incurred fees of $1.0 million as a result of the modification to the facilities, which are being deferred and amortized.

        At June 30, 2005, none of Distribution LP's revolving credit facility and $22.0 million of the revolving term credit facility have been drawn and Distribution LP had unused credit facilities aggregating $53.0 million.

        Senior Subordinated Notes    The Company had US$300.0 million senior subordinated notes that were to mature December 15, 2009. At any time after December 15, 2004 the Company could redeem all or a portion of the notes at specific redemption prices plus accrued interest to the date of the redemption. In December 2004, as part of the Company's comprehensive refinancing, the senior subordinated notes were repaid.

        Term Loans    Term loans include the Company's five-year US$87.3 million term loan A credit facility and seven-year US$244.3 million term loan B credit facility. Term loans also include various industry loans, obligations under capital lease and a non-revolving term facility held by Distribution LP.

        Advances under the five-year US$87.3 million term loan A credit facility bear interest at the Banker's Acceptance or LIBOR rate plus a margin ranging from 75 to 175 basis points. Advances under the seven-year US$244.3 million term loan B credit facility bear interest at the LIBOR rate plus a margin of 175 basis points. The principal amount of all advances under the term loan A and term loan B credit facilities will be repaid in 19 and 27 consecutive quarterly installments, respectively, commencing June 30, 2005.

        On April 22, 2005, the Company made prepayments on both the term loan A and term loan B US$ denominated credit facilities in the amount of US$21.3 million and US$5.7 million, respectively. The prepayments reduced the outstanding balance on the term loan A credit facility from US$108.6 million to US$87.3 million, and the term loan B Credit Facility from US$250.0 million to US$244.3 million.

        On July 28, 2005, the Company made further prepayments on both the term loan A and term loan B US$ denominated credit facilities in the amount of US$22.6 million and US$2.4 million, respectively. The prepayments reduced the outstanding balance on the term loan A credit facility from US$87.3 million to US$64.7 million, and the term loan B credit facility from US$244.3 million to US$241.9 million.

        In May 2004, Distribution LP's term loan was modified resulting in $25.0 million of the term loan balance being transferred to the new revolving term credit facility. At June 30, 2005, the entire $50.0 million non-revolving term facility held by Distribution LP was drawn. The Distribution LP term loan bears interest at either the Canadian prime rate and the U.S. base rate plus a margin of 100 to 200 basis points or the Banker's Acceptance rate and the LIBOR rate plus a margin of 200 to 300 basis points. The term loan matures on October 15, 2006.

        Capital Expenditures As at June 30, 2005 the Company had no material firm capital expenditure commitments. The Company's capital expenditure budget for Fiscal 2005 will be funded primarily from cash flow from operations.

Long Term Liquidity

        Since the first quarter of fiscal 2002, the Company reduced its net debt, defined as the Company's revolving credit facility, senior subordinated notes and term loans, net of cash, from a peak of $729.7 million to $456.1 million on June 30, 2005. In order to establish more cost effective and appropriate financing, the Company successfully completed a refinancing of substantially all of its existing credit facilities in December 2004. As a result, management expects significant interest expense savings in the future.

        Management believes that the availability of the current revolving credit facilities, term loans, capital base and earnings from operations will be sufficient to fund the Company's operations and commitments for the foreseeable future, although there can be no assurance in this regard.

Subsequent Events

        In July 2005, the Company converted its 679,498 Series 2-G Limited Partnership units in Cineplex Galaxy Limited Partnership to Units of the Cineplex Galaxy Income Fund. The Company subsequently sold these Units for total proceeds of $10.9 million, less commissions. The sale resulted in a gain of $0.9 million.

Related Party Transactions

        There have been no significant changes in the nature or value of related party transactions since December 31, 2004. Refer to Management's Discussion and Analysis in the Company's December 31, 2004 Corporate Report for further details of related party transactions.

Outstanding Shares

        The Company is authorized to issue an unlimited number of Class A Voting Shares and Class B Non-Voting Shares. At August 10, 2005 the Company had 1,005,447 Class A Voting Shares and 42,536,512 Class B Non-Voting Shares outstanding compared to 1,005,447 Class A Voting Shares and 42,511,212 Class B Non-Voting Shares outstanding as at June 30, 2005.    The Class A Voting Shares and the Class B Non-Voting Shares have identical attributes except that the Class B Non-Voting Shares are non-voting and each of the Class A Voting Shares is convertible at any time at the holder's option into one fully paid and non-assessable Class B Non-Voting Share. The Class B Non-Voting Shares may be converted into Class A Voting Shares only in certain circumstances.

Off Balance Sheet Arrangements

        With the exception of the following, there have been no other significant changes in the Company's off balance sheet arrangements since December 31, 2004. Refer to Management's Discussion and Analysis in the Company's December 31, 2004 Corporate Report.

        Print & advertising tax shelters    Between 1993 and 2000 a subsidiary of the Company packaged theatrical distribution activities into limited partnerships and earned fees from the sale of these partnerships to investors. These partnerships were appointed by producers to develop and execute marketing campaigns for films. In exchange for these services they received distribution fees which were reinvested in a subsidiary of the Company. That subsidiary has an obligation to repay the partnerships and has placed the cash received on deposit with various international banks that have superior ratings. Additionally, the Company entered into an Interest Support Agreement under which the Company has agreed to pay an amount to the partnerships that is sufficient to allow each of its limited partners to satisfy their interest obligations on outstanding financing loans. The amount of the Company's obligations under the Interest Support Agreement equals the interest income earned on the deposits held by the banks. At June 30, 2005 the subsidiary had received cash from eight limited partnerships and had placed funds on deposit of $247.3 million. The amounts on deposit earn interest at rates ranging between 6.75% and 9.0% and mature between 2005 and 2011. The Company believes that possibility of it being required to make payments under the arrangements is remote. The amounts placed on deposit are not included in the Company's balance sheet.

        Production services tax shelters    Between 1996 and 2000 the Company packaged production services into limited partnerships and earned fees from the sale of these partnerships to investors. The investors financed their purchase of units in the limited partnerships with bank loans. Under an Investor Loan Put Agreement the banks have the right, but not the obligation, to require the subsidiaries of the Company to acquire the investor loans. The rights under the Investor Loan Put Agreements are exercisable between 2005 and 2009. The third party producers that benefited from production services provided by the limited partnerships will fund the acquisition price under the Investor Loan Put Agreement and have secured these obligations by placing funds on deposits with the banks to settle the acquisition price. The Company believes that the possibility of it being required to make payments under the arrangements is remote and that its maximum exposure to loss is limited to its equity investment in the subsidiaries which is nominal.

        The Company is no longer involved in arranging these types of structures. This is not expected to have an impact on the Company's current and future operations.

Market Risk

        The Company is exposed to market risk related to interest rates and foreign exchange rates. The Company is authorized to enter into currency conversion and interest rate conversion agreements to modify the exposure to these risks, however, the Company does not engage in any speculative trading program.

        Foreign Exchange Risk    A significant portion of the Company's revenue and expenses are in currencies other than Canadian dollars and, therefore, are subject to fluctuations in exchange rates. Approximately 42.1% of our revenues for the six months ended June 30, 2005 were derived from our foreign customers, a significant portion of which was denominated in U.S. dollars. Exchange rates may vary substantially and have an adverse impact on our results of operations, prospects or financial condition. The exposure to this foreign exchange risk has been mitigated by the Company's U.S. dollar denominated term loans and expenditures on certain film and television programs. The Company believes its future U.S. dollar cash inflows generated on certain film and television programs will be sufficient to fund the repayment of U.S. dollar indebtedness. As at June 30, 2005, there were no foreign exchange forward contracts outstanding.

        Interest Rate Risk    The Company is exposed to interest rate risk arising from fluctuations in interest rates on its drawings under its revolving credit facility and term loans. As at June 30, 2005, there were no interest rate conversion agreements outstanding.

        Credit Risk    Credit risk on the Company's accounts receivable is controlled as a result of there being a wide variety of customers, markets and geographic areas to which the Company sells.

Critical Accounting Policies and Estimates

        There have been no significant changes in the Company's accounting policies and estimates since December 31, 2004. Refer to Management's Discussion and Analysis in the Company's December 31, 2004 Corporate Report.

Accounting Changes and Recent Accounting Pronouncements

        Refer to Management's Discussion and Analysis in the Company's December 31, 2004 Corporate Report.

        Variable Interest Entities    Effective January 1, 2005, the Company is required to follow Accounting Guideline 15 ("AcG 15") — Consolidation of Variable Interest Entities ("VIEs"). AcG 15 provides criteria for the identification of VIEs and further criteria for determining what entity, if any should consolidate them. AcG-15 defines a VIE as an entity that either does not have sufficient equity at risk to finance its activities without subordinated financial support or where the equity investors lack the characteristic of a controlling financial interest. VIEs are subject to consolidation by a company if that company is deemed the primary beneficiary of the VIE. The primary beneficiary is the party that is either exposed to a majority of the expected losses from the VIE's activities or is entitled to receive a majority of the VIE's residual returns or both.

        Prior to AcG 15, the Company consolidated all entities that it controlled through ownership of a majority of voting interests. Effective January 1, 2005, the Company implemented AcG 15, retroactively without the restatement of prior periods, and as a result the Company has consolidated entities in which it has control through ownership of a majority of the voting interests as well as all VIEs for which it is the primary beneficiary.

        Upon implementation of AcG 15, the Company concluded that it was not required to deconsolidate any of the entities previously included in our consolidation. However the Company is the primary beneficiary of the following entities which have not previously been included in our consolidation.

        Production financing tax shelters    In 1995 the Company entered into various tax shelter arrangements that provided investors with certain tax benefits and also provided financing for the Company's production activities. Under these arrangements the Company sold the rights, title and interest to certain film and television programs to limited partnerships that would in turn grant the Company the exclusive rights to distribute the production for an extended period. The Company has provided loans to either directly or indirectly finance the equity of these partnerships. These loans bear interest at rates ranging from 6% to 10.9% and mature between 2010 and 2011. Additionally, the Company has agreed to repurchase the rights sold to the partnerships. As a result, the proceeds received from the sale of the film and television programs have been classified as an obligation on the balance sheet to satisfy these future obligations which are payable between 2010 and 2011. The obligation to make these future payments equals the amounts the Company has recorded in respect of the loans provided to finance the partnerships' equity and are essentially secured by these financing loans. The Company has historically reported these amounts on a net basis. However, as a result our AcG 15 review, the Company has determined that the assets and obligations should be reclassified and reported on a gross basis. Accordingly, the Company has increased reported assets (loans receivable from tax shelters) and liabilities (tax shelter participation liabilities) by $90.9 million at December 31, 2004 and by $90.2 million at June 30, 2004. Under the terms of the arrangements among the parties, the loans receivable from the investors are to be settled with the proceeds received from the partnerships and accordingly the arrangements are not expected to have any impact on the Company's cash flows.

        The Company has determined that the limited partnerships qualify as variable interest entities for the purposes of AcG 15 and has concluded that the Company is the primary beneficiary of these partnerships. As required by AcG 15, the Company has consolidated 18 limited partnerships into our financial statements. These partnerships hold only the rights, title and interest to film properties and do not have active operations.

        Production arrangement    Following the extensive review of entertainment's operations in December 2003, entertainment materially reduced the size and scope of its production business. As a result, the Company entered into production arrangements with a third party production company to complete production on a television series. This production company is a VIE as it does not have sufficient equity financing. Under the arrangement, the Company has entered into a distribution deal with the production company and has agreed to give the entity a non-refundable minimum revenue guarantee which the Company is entitled to recover from future distribution revenues. The Company has a variable interest in this entity through its participation in future distribution revenues of the entity; this right exposes the Company to a majority of the expected losses of the entity. As required by AcG 15, the Company has included this third party entity in our consolidated financial statements. The entity's only activity is the production of the Company's television series and at June 30, 2005, production on the series was still in progress and the entity had not recognized any revenues or costs. The Company's maximum exposure to loss under the arrangement is limited to its minimum revenue guarantee payment of $2.4 million.

        Long-Term Incentive Plan    On May 12, 2005, Motion Picture Distribution Limited Partnership ("Distribution LP"), the Company's motion picture distribution subsidiary, created a trust, administered by a third party, to act as trustee for Distribution LP's Long-Term Incentive Plan ("LTIP") (see note 16). On May 13, 2005, Distribution LP funded $4.4 million to the trust for exceeding certain 2004 defined distributable cash threshold amounts, subsequent to which the trustee acquired 206,500 units of the Fund on the open market for $2.2 million. The units are recorded at their carrying value of $2.2 million and are held in the trust to be distributed under the terms of the LTIP. The trust is considered a VIE as the total investment at risk is not sufficient to permit the trust to finance its activities without additional support. Distribution LP holds a variable interest in the trust and has determined that it is the primary beneficiary of the trust and, therefore, consolidated the trust. Distribution LP has not guaranteed the value of the units held by the trust should the market value of the Fund's units decrease from the value at which the trust acquired the units. Consolidating the trust resulted in a $3.4 million increase in assets, a $3.4 million increase in liabilities, and had no impact on the net income of Distribution LP.

        Details of the amounts recorded on the consolidated balance sheet at June 30, 2005 in respect of the above adjustments are summarized below and include the impact of the tax shelter limited partnerships, the production company and the LTIP trust.

Impact of the adjustments
Cash	2.2
Investments	2.2
Other assets	(1.0)
Investment in film and television programs	4.8
Loans receivable from tax shelters	100.8

Total assets	109.0

Accounts payable and accrued liabilities	3.4
Term loans	2.8
Deferred revenue	2.0
Tax shelter participation liabilities	100.8

Total liabilities	109.0

        The impact of the adjustments from the VIEs described above on the Company's financial statements can be further explained as follows:

        The consolidation of the LTIP trust increased the Company's cash and investments by $2.2 million and $2.2 million respectively, decreased other assets by $1.0 million and increased accounts payable and accrued liabilities by $3.4 million.

        The consolidation of the production financing tax shelters increased the Company's loans receivable from tax shelters by $100.8 million and resulted in a corresponding increase in tax shelter participation liabilities. These obligations are non-recourse to the Company and its other subsidiaries. The only impact on the consolidated statement of earnings is interest income earned on the loans receivable which was offset by interest expense on the participation liabilities.

        The consolidation of the production company increased investment in film by $4.8 million, term loans by $2.8 million and deferred revenue by $2.0 million. The increase in term loans is in respect of a $4.4 million credit facility held by the production company that bears interest at a rate of prime plus 0.75% and is secured by the entity's production asset. The credit facility matures on December 31, 2006 and is non-recourse to the Company and its subsidiaries.

        The consolidation of the limited partnerships, the third party production company and the LTIP trust had no material impact on our consolidated net earnings.

        The Company also identified the following significant VIEs, however we have determined that we were not primary beneficiary of these entities and are therefore not required to consolidate them.

        Interests held in a specialty television channel    In 2000 the Company acquired a 49% equity interest in a corporation operating a specialty television channel. In addition the Company has made loans to the entity. The Company's maximum exposure to loss at June 30, 2005 is limited to the carrying amount of its loans receivable balance of $3.5 million as the carrying amount of our investment in the entity was written off in prior periods. The Company is required to fund 49% of the entity's future financing requirements. At June 30, 2005 the entity had assets of $3.0 million.

        Sale leaseback arrangements    Between 1999 and 2004 the Company has entered into various production financing arrangements with 13 United Kingdom limited partnerships whereby all rights, title and interests to certain film and television programs have been sold to the limited partnerships that leased back to the Company the exclusive rights to distribute such programs for periods up to 15 years. As described in the Company's December 31, 2004 Corporate Report, the Company has placed cash on deposit with superior rated banks to fund these future payments. The Company's maximum exposure to loss is limited to the cash on deposit which is $150.6 million. The Company believes that the possibility of it being required to make payments under these arrangements is remote.

        Print & advertising tax shelters    Between 1993 and 2000 a subsidiary of the Company packaged theatrical distribution activities into limited partnerships and earned fees from the sale of these partnerships to investors. These partnerships were appointed by producers to develop and execute marketing campaigns for films. In exchange for these services they received distribution fees which were reinvested in a subsidiary of the Company. That subsidiary has an obligation to repay the partnerships and has placed the cash received on deposit with various international banks that have superior ratings. Additionally, the Company entered into an Interest Support Agreement under which the Company has agreed to pay an amount to the partnerships that is sufficient to allow each of its limited partners to satisfy their interest obligations on outstanding financing loans. The amount of the Company's obligations under the Interest Support Agreement equals the interest income earned on the deposits held by the banks. Management has assessed its interests and obligations in the subsidiary that holds the deposits and has concluded that they are nominal. At June 30, 2005 the subsidiary had received cash from eight limited partnerships and had placed funds on deposit of $247.3 million. The amounts on deposit earn interest at rates ranging between 6.75% and 9.0% and mature between 2005 and 2011. The Company's maximum exposure to loss under these arrangements is limited to the interest income earned on the deposits. The Company believes that the possibility of it being required to make payments under these arrangements is remote.

        Distribution deals    As part of distribution activities principally in the entertainment group, the Company has acquired the distribution rights for certain film and television programs developed and owned by independent production entities which are VIEs as they do not have sufficient equity financing. The Company is entitled to retain a specified percentage of the future distribution revenues for a contractually agreed period of time. In certain instances the Company may provide an initial non-refundable minimum revenue guarantee to the VIE during the production phase which is expected to be recovered through future distribution revenues. These minimum revenue guarantees are reflected in the financial statements of the Company as an investment in film and television asset when they become payable and this amount represents the Company's maximum exposure to loss. The Company has a variable interest in these VIEs through its participation in future distribution revenues of the entity but these rights do not expose the Company to a majority of the expected losses or the expected residual returns of the VIEs. Due to the number of independent production entities involved in these arrangements and also because these entities are under the control of the independent producers, the Company has not been able to establish the aggregate size of these entities.

Financial Instruments

        There have been no significant changes in the Company's financial arrangements since December 31, 2004. Refer to Management's Discussion and Analysis in the Company's December 31, 2004 Corporate Report.

Industry Risk and Uncertainties

        In addition to the industry risks and uncertainties outlined in the Management's Discussion and Analysis in the Company's 2004 Corporate Report, the following industry risk and uncertainties should be considered:

        Given the consolidation in the motion picture exhibition industry, the potential for industry changes exists. However, we have not experienced and we do not anticipate any changes at this time.

        Departure of Key Personnel and Effect on Supply Contracts    Distribution LP relies to a significant degree on the experience, leadership and skills of Victor Loewy and Patrice Theroux. If either of these individuals were to be unavailable, Distribution LP may be unable to promptly find replacements with similar skills and knowledge of the industry.

        Personal relationships with suppliers and customers play a significant role in the motion picture distribution business. Often, content suppliers will make a decision as to the initiation or renewal of a distribution agreement based on their assessment of that distributor's key personnel and on whether such key personnel remain employed by Distribution LP. Distribution LP's output agreement with one of its principal content suppliers may be terminated in certain circumstances if a named officer ceases to be involved in the business. As a result, Distribution LP is dependent on the continued employment of certain key personnel and the continued goodwill between those individuals and key decision-makers of the relevant content supplier.

Use of Non-GAAP Financial Measures

        In addition to the results reported in accordance with Canadian GAAP, the Company uses various non-GAAP financial measures, which are not recognized under Canadian or United States GAAP as supplemental indicators of our operating performance and financial position. These non-GAAP financial measures are provided to enhance the user's understanding of our historical and current financial performance and our prospects for the future. Management believes that these measures provide useful information in that they exclude amounts that are not indicative of our core operating results and ongoing operations and provide a more consistent basis for comparison between years. The following discussion defines the measures that the Company uses and explains why management believes they are useful measures of performance:

        Earnings before undernoted (EBITDA) and direct profit    The Company uses EBITDA and direct profit to measure operating performance. EBITDA, calculated using figures determined in accordance with Canadian GAAP, is defined as earnings before undernoted, which are earnings before amortization, unusual items, interest, equity losses in affiliates, minority interest, investment gains and losses, dilution gains, foreign exchange gains and losses, income taxes and discontinued operations, net of tax. Direct profit is defined as revenue less direct operating expenses, as defined in note 13 to the Company's unaudited interim consolidated financial statements.

        Operating earnings and net operating earnings    Operating earnings has been defined as earnings from operations before undernoted and discontinued operations, which are earnings before investment gains and losses, foreign exchange gains and losses, income taxes and discontinued operations, net of tax. Net operating earnings is defined as operating earnings, net of an applicable portion of income tax.

        Operating cash flow and free cash flow    Operating cash flow is defined as cash and cash equivalents provided by (used in) operating activities, excluding the net changes in other non-cash balances related to operations, less investments in property and equipment. Free cash flow is defined as the total of cash and cash equivalents provided by (used in) operating activities and provided by (used in) investing activities. Operating cash flow and free cash flow are measures used by the Company to measure its operating performance. Management uses operating cash flow and free cash flow to assess the Company's ability to satisfy working capital needs, repay debt and fund capital expenditures and acquisitions. These non-GAAP financial measures are provided to give users and investors a better understanding of the Company's cash flow from normal or operational business activities.

        While many in the financial community consider these non-GAAP financial measures to be important measures of operating performance, they should be considered in addition to, but not as a substitute for, net earnings (loss) from operations before discontinued operations, net earnings, cash flow and other measures of financial performance prepared in accordance with Canadian GAAP which are presented in the attached consolidated financial statements. In addition, these and related measures do not have any standardized meaning prescribed by Canadian GAAP and, therefore, are unlikely to be comparable with the calculation of similar measures used by other companies. EBITDA, direct profit, operating earnings, net operating earnings, have been reconciled to their related Canadian GAAP measures on pages 31 to 32. Operating cash flow and free cash flow have been reconciled to their related Canadian GAAP measures on page 33.

        The following table presents a reconciliation of net earnings, as reported under Canadian GAAP, to EBITDA, direct profit, operating earnings, net operating earnings for the three months and six months ended June 30, 2005 and 2004 (in millions of Canadian dollars):

	For the three months ended June 30,		For the six months ended June 30,
	2005	2004	2005	2004
	(unaudited)		(unaudited)
Net earnings for the period, as reported under Canadian GAAP	10.7	3.2	33.9	1.2
Add: Discontinued operations, net of tax	—	3.8	—	4.6
Provision for (recovery of) income taxes	16.5	(1.7)	23.2	1.4
Foreign exchange losses	8.1	2.3	9.4	4.9
Investment gains, net	—	(0.1)	—	(0.4)

Earnings from operations before undernoted and discontinued operations (operating earnings)	35.3	7.5	66.5	11.7
Add: Minority interest	3.4	9.7	1.7	17.5
Equity losses in affiliates	—	0.1	—	0.1
Interest	5.4	16.1	10.9	30.7
Amortization, including development costs charges	3.0	5.4	6.7	11.9

EBITDA	47.1	38.8	85.8	71.9
Add: Operating expenses	42.1	34.5	81.7	67.4

Direct profit	89.2	73.3	167.5	139.3

Operating earnings	35.3	7.5	66.5	11.7
Less: Provision for (recovery of) income taxes on operating earnings	18.4	(1.5)	25.3	2.1

Net operating earnings	16.9	9.0	41.2	9.6

        The following table presents a reconciliation of diluted net earnings per common share, as reported under Canadian GAAP, to diluted net earnings from operations before undernoted per common share, net of applicable taxes (net operating earnings) per common share) for the three months and six months ended June 30, 2005 and 2004:

	For the three months ended June 30,
	2005	2004
	(unaudited)
Net earnings per common share, as reported under Canadian GAAP	0.24	0.07
Discontinued operations, net of income taxes of nil (June 30, 2004 — nil)	—	0.09

Net earnings per common share before discontinued operations, as reported under Canadian GAAP	0.24	0.16
Foreign exchange losses, net of income taxes of $1.8 million (June 30, 2004 — $0.3 million)	0.14	0.05
Investment gains, net of income taxes of nil (June 30, 2004 — nil)	—	—

Net operating earnings per common share	0.38	0.21

	For the six months ended June 30,
	2005	2004
	(proforma) (unaudited)
Net earnings per common share, as reported under Canadian GAAP	0.77	0.03
Discontinued operations, net of income taxes of nil (June 30, 2004 — nil)	—	0.10

Net earnings per common share before discontinued operations, as reported under Canadian GAAP	0.77	0.13
Foreign exchange (gains) losses, net of income taxes of $2.1 million (June 30, 2004 — $0.8 million)	0.16	0.10
Investment losses (gains), net of income taxes of nil (June 30, 2004 — $0.1 million)	—	(0.01)

Net operating earnings per common share	0.93	0.22

        The following table presents a reconciliation of cash and cash equivalents provided by (used in) operating activities, as reported under Canadian GAAP, to operating cash flow and free cash flow for the three months and six months ended June 30, 2005 and 2004 (in millions of Canadian dollars):

	For the three months ended June 30,		For the six months ended June 30,
	2005	2004	2005	2004
	(unaudited)
Cash and cash equivalents provided by (used in) operating activities, as reported under Canadian GAAP	(54.1)	(86.6)	(8.5)	(76.8)
Less: Net changes in other non-cash balances related to operations	(82.7)	(112.6)	(60.4)	(106.9)
Add: Investment in property and equipment	(0.6)	(0.5)	(2.2)	(1.4)

Operating cash flow(1)	28.0	25.5	49.7	28.7

Cash and cash equivalents provided by (used in) operating activities, as reported under Canadian GAAP(1)	(54.1)	(86.6)	(8.5)	(76.8)
Add: Cash and cash equivalents used in investing activities	(2.8)	(34.3)	(3.8)	(34.8)

Free cash flow	(56.9)	(120.9)	(12.3)	(111.6)

(1)
Operating cash flow is defined as cash and cash equivalents provided by (used in) operating activities, excluding the net changes in other non-cash balances related to operations, less investments in property and equipment. Free cash flow is defined as the total of cash and cash equivalents provided by (used in) operating activities and provided by (used in) investing activities. Operating cash flow and free cash flow are measures used by the Company to measure its operating performance. Management uses operating cash flow and free cash flow to assess the Company's ability to satisfy its working capital needs, repay debt, and fund capital expenditures and acquisitions. These non-GAAP financial measures are provided to give users and investors a better understanding of the Company's cash flow from normal or operational business activities. Operating cash flow and free cash flow and related measures may or may not be consistent with the calculation of similar measures for other companies and should not be viewed as alternatives to cash and cash equivalents provided by (used in) operating activities or other measures of performance calculated in accordance with Canadian GAAP.

        Additional information relating to the Company, including the Annual Information Form, can be found on SEDAR at www.sedar.com.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Management's Discussion and Analysis of Financial Condition and Results of Operations